UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K  ☐ Form 10-Q   ☐ Form 10-D
☐ Form N-CEN ☐ Form N-CSR

For Period Ended:    December 31, 2019

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended: _______________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

         Mistras Group, Inc.
Full Name of Registrant

                       N/A
Former Name if Applicable

                       195 Clarksville Road
Address of Principal Executive Office (Street and Number)

Princeton Junction, NJ 08550
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Mistras Group, Inc. (the “Company”) is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the year ended December 31, 2019 (“Annual Report”), within the prescribed time period (by March 16, 2020) resulting from unanticipated delays in completing our accounting for the income tax provision.  The Company expects to file its Annual Report on Form 10-K within the prescribed time allowed pursuant to Rule 12b-25 (by March 31, 2020).

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Edward J. Prajzner	(609)	716-4000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒No☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐No ☒
See explanatory note below.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanatory Note: As noted above, the Company is continuing to work through its accounting for the income tax provision. The final income tax provision could have an impact on net income and earnings per share that could result in net income and earnings per share for 2019 being significantly different than 2018.

Mistras Group, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

MISTRAS GROUP, INC.

Dated: March 16, 2020	By:	/s/ Edward J. Prajzner
Edward J. Prajzner
Executive Vice President, Chief Financial Officer and Treasurer